Exhibit 99.1

TANTECH HOLDINGS LTD
ROOM 1803, 18F, DIKAI GINZA, 29 JIEFANG EAST ROAD, JIANGGAN DISTRICT

HANGZHOU CITY, ZHEJIANG PROVINCE 310016

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF
2021 ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Tantech Holdings Ltd	June 8, 2021 Hangzhou, China

To our shareholders:

It is my pleasure to invite you to our 2021 Annual Meeting of Shareholders on July 15, 2021, at 1:00 P.M., local time (1:00 A.M. ET on July 15, 2021). The meeting will be held at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2021 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the Company’s performance and operations during the fiscal year ended December 31, 2020 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Wangfeng Yan
Wangfeng Yan Chairman

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS
TANTECH HOLDINGS LTD

TIME AND DATE:	1:00 p.m., Beijing Time, on July 15, 2021 (1:00 a.m., Eastern Time, on July 15, 2021)

PLACE:	Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China

ITEMS OF BUSINESS:

(1)	To elect five members of the Board of Directors, one Class I member for a one-year term expiring in 2022, two Class II members for a two-year term expiring in 2023, and two Class III members for a three-year term expiring in 2024, or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021;

(3)	To approve an ordinary resolution that the authorized shares of the Company be increased from 50,000,000 common shares each with a par value of US $0.001 (the “Common Shares”), to 600,000,000 Common Shares each with a par value of US $0.001 (the “Amendment to the Authorized Shares”);

(4)	To approve an ordinary resolution that the Second Amended and Restated Memorandum and Articles of Association (the “Second M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to the Amendment to the Authorized Shares, be and hereby are, approved and adopted with immediate effect in substitution for the First Amended and Restated Memorandum and Articles of Association of the Company (the “First M&AA”);

(5)	To approve an ordinary resolution that the 2021 Share Incentive Plan (the “2021 Plan”) annexed hereto as Annex B is hereby approved and adopted; and

(6)	To transact any other business properly coming before the meeting or any adjournment thereof.

WHO MAY VOTE:

You may vote if you were a shareholder of record on June 7, 2021.

ANNUAL REPORT:

A copy of our 2020 Annual Report on Form 20-F is enclosed.

By order of the Board of Directors,

/s/ Wangfeng Yan
Wangfeng Yan Chairman

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the 2020 Annual Report to shareholders are available at http://ir.tantech.cn/proxy-filing.

ABOUT THE 2021 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect five members of the Board of Directors, one Class I member for a one-year term expiring in 2022, two Class II members for a two-year term expiring in 2023, and two Class III members for a three-year term expiring in 2024, or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021;

(3)	To approve an ordinary resolution that the authorized shares of the Company be increased from 50,000,000 common shares each with a par value of US $0.001 (the “Common Shares”), to 600,000,000 Common Shares each with a par value of US $0.001 (the “Amendment to the Authorized Shares”);

(4)	To approve an ordinary resolution that the Second Amended and Restated Memorandum and Articles of Association (the “Second M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to Amendment to the Authorized Shares, be and hereby are, approved and adopted with immediate effect in substitution for the First Amended and Restated Memorandum and Articles of Association of the Company (the “First M&AA”);

(5)	To approve an ordinary resolution that the 2021 Share Incentive Plan (the “2021 Plan”) annexed hereto as Annex B is hereby approved and adopted; and

(6)	To transact any other business properly coming before the meeting or any adjournment thereof.

Who is entitled to vote?

You may vote if you owned Common Shares of the Company as of the close of business on June 7, 2021. Each Common Share is entitled to one vote. As of June 7, 2021, we had 50,000,000 Common Shares authorized and 42,874,097 Common Shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;
(3)	By mail, by completing, signing and returning the enclosed proxy card; or
(4)	By fax, by faxing your signed proxy card to 1-646-536-3179.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3, 4, 5 and 6 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Common Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the other proposals are not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s Common Shares as of June 7, 2021.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, one-third (1/3) of our outstanding Common Shares as of June 7, 2021 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the Common Shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Abstain” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The approval of increasing the Company’s authorized shares requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed amended proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 4. The approval of the form of the Second M&AA requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed amended proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 5. The approval of the Company’s 2021 Share Incentive Plan requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

General

Our Board currently consists of five directors, each serving a one-year term. They are Mr. Zhengyu Wang, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Hongdao Qian and Mr. Shudong Wang. On June 6, 2021, the Board of the Company approved a classified board structure, under which the directors are divided into three classes, as nearly equal in number as the then total number of directors permits. After the board is classified, directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. A classified board structure may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

At the 2021 Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. One Class I director shall face re-election at our annual general meeting of shareholders in 2022 and every three years thereafter. Two Class II directors shall face re-election at our annual general meeting of shareholders in 2023 and every three years thereafter. Two Class III directors shall face re-election at our annual general meeting of shareholders in 2024 and every three years thereafter.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominee for election as Class I member of the Board of Directors to serve a one year term until the annual meeting of shareholders in 2022

Mr. Shudong Wang
Independent Director
Age — 70
Director since 2014

Mr. Wang was the department director at the China National Bamboo Research Center from 1996 through his retirement in 2012. He earned his bachelor’s degree in forestry from Northeast Forestry University in Heilongjiang in 1976. He once served as deputy director of Bamboo Branch of the Academic Committee of China Forestry. He has also served as executive director of South-South Cooperation Association and the Center of China International Exchange. He is a science advisor to the State Forestry Bureau.

Mr. Wang is nominated to serve another term as a director because of his expertise in the bamboo industry in China.

Nominees for election as Class II members of the Board of Directors to serve a two year term until the annual meeting of shareholders in 2023

Mr. Wencai Pan
Independent Director
Age — 44
Director since 2014

Mr. Pan has served as the CFO of Shandong Xiangrui Pharmacy Co. Ltd., which was listed in the US under SMSA Treemont Acquisition Corp. from 2011 through present. From 2007 through 2010, Mr. Pan was the China controller for Aramex Express Logistics Services (Shanghai) Co. Ltd., a global logistics and transportation company from 2007 to 2010, as controller for its China operations and was based out of Shanghai. During 2006, Mr. Pan had been employed as a consultant by the Centergate Securities Bankruptcy Committee, which was set up by the China Securities Regulatory Commission, where he assisted on bankruptcy audits on Centergate Securities Ltd. Co. Previously, Mr. Pan served as the finance manager for Shera International Limited, a technology product development, production and distribution company, from 2004 until the end of 2005 and was based out of Shanghai. Mr. Pan was employed as an internal auditor by Valley National Bank, located in Wayne, New Jersey, U.S., from 2003 to 2004. None of Mr. Pan’s previous employers is a parent, subsidiary or other affiliate of the Company. Mr. Pan obtained a Masters in Professional Accountancy from The University of Utah, in 2003. In 1998, Mr. Pan received a bachelor’s degree in Economics from The University of International Business & Economics, Beijing, China. Mr. Pan passed the Chinese CPA exam in 1997 and passed the Uniform CPA exam in the United States in 2002.

Mr. Pan is nominated to serve another term as a director because of his experience with U.S. GAAP and U.S. accounting compliance issues.

Mr. Hongdao Qian

Independent Director
Age — 57
Director since 2014

Mr. Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England. Since July 2017, he has been an independent director of Farmmi, Inc, another Nasdaq listed company. He currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997.

Mr. Qian is nominated to serve another term as a director because of his expertise in economics and law.

Nominees for election as Class III members of the Board of Directors to serve a three year term until the annual meeting of shareholders in 2024

Mr. Zhengyu Wang
Chairman
Age — 52
Director since 2013

Mr. Wang has served as our Chairman since July 2013 and was our CEO from July 2013 to December 2019. Mr. Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. In addition, since February 2017, Mr. Wang has served as a director of Farmmi, Inc., another Nasdaq listed company since February 2018. He has been the executive director and/or general manager of various subsidiary companies under us and charcoal business related companies. Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, and the executive director and general manager of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990.

Mr. Wang is nominated to serve another term as a director because, as our founder, he has significant experience in leading and advising our Company and has more than twenty years of experience in our industry.

Ms. Yefang Zhang
Director
Age — 54

Director since 2013

Ms. Zhang has been in leadership roles for over a dozen years. She then helped to found Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food Co., Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our Chairman, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. Ms. Zhang is a 22.04% shareholder of CN ENERGY GROUP. INC., another Nasdaq listed company. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991.

Ms. Zhang is nominated to serve another term as a director because of her directorship experience and in-depth knowledge of our industry and business.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Zhengyu Wang serves as the Chairman of the Board of Directors. Mr. Wangfeng Yan serves as our Chief Executive Officer. The board of directors believes that that separating the roles of Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which the directors are re-elected or until their successors have been duly elected and qualified. Our Chairman of the Board of Directors, Zhengyu Wang, is married to our director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended. As of December 31, 2020, we had five nonemployee directors, Mr. Zhengyu Wang, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian. The following table presents information regarding the compensation of our non-employee directors for fiscal 2020. Compensation for our Chairman and former CEO, Mr. Zhengyu Wang, is reflected in the Summary Compensation Table of our executive officers.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2020

Name	Fees earned or paid in cash ($)	All other Compensation ($)	Total ($)
Yefang Zhang	0	0	0
Wencai Pan	10,800	1,200	12,000
Shudong Wang	7,835	1,200	9,035
Hongdao Qian	7,835	1,200	9,035

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://ir.tantech.cn/Committee-Charters and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Tantech Holdings Ltd
No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://ir.tantech.cn/Committee-Charters and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2020?

The Board of Directors met one time and acted by unanimous written consent five times during the fiscal year ended December 31, 2020. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee did not hold meetings and acted by unanimous written consent one time during the fiscal year ended December 31, 2020. The Compensation Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2020. The Nominating Committee did not hold meetings and acted by unanimous written consent one time during the fiscal year ended December 31, 2020. Each incumbent director attended all of the meetings of the Board of Directors during 2020. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2020, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2020 and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee as of December 31, 2020 were:

Shudong Wang, Chairman

Hongdao Qian

Wencai Pan

The Compensation Committee’s charter is available on the Company’s investor relations website at http://ir.tantech.cn/Committee-Charters and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of December 31, 2020 were:

Wencai Pan, Chairman

Hongdao Qian

Shudong Wang

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Wencai Pan qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://ir.tantech.cn/Committee-Charters.

Nominating Committee

The members of the Nominating Committee as of December 31, 2020 were:

Hongdao Qian, Chairman

Shudong Wang

Wencai Pan

All members of the Nominating Committee are independent; as such term is defined by the NASDAQ Capital Market listing standards. The Nominating/Corporate Governance Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Tantech Holdings Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

Mr. Wangfeng Yan

Age — 43
Chief Executive Officer since 2019

Mr. Yan has served as our Chief Executive Officer since December 2019. He was our Chief Operating Officer from March 2018 to December 2019. Mr. Yan joined Tantech Holdings (Lishui) Co., Ltd. (formerly Zhejiang Tantech Bamboo Technology Co., Ltd.) (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as Chief Operating Officer, Mr. Yan was in charge of production management for Tantech Bamboo and Tantech Energy. In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. In June 2010, Mr. Yan earned a Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou.

Mr. Weilin Zhang

Age — 52
Chief Financial Officer since 2019

Mr. Zhang has served as our Chief Financial Officer since July 2019. Mr. Zhang has been serving as the Chief Financial Officer of Forasen Group Ltd. Co. since October 2018 and was its Chief Financial Officer from March 2008 and June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Ltd. Co. Currently he is a director of Zhejiang Juma Valve Ltd. Co. He graduated from Zhejiang Province Finance Institute in 1989 and studied accounting at Beijing Industry and Commerce College from 2004 to 2008.

Mr. Mingqin Dong

Age — 31
Chief Operating Officer since 2019

Mr. Dong has served as our Chief Operating Officer since December 2019. He has been the Chairman and the general manager of Shangchi Automobile Co., Ltd., the Registrant’s 70% owned subsidiary, since June 2017. From August 2013 to June 2017, Mr. Dong was a project manager of the Registrant. In June 2013, Mr. Dong earned his Bachelor’s Degree in Computer and Science Technology from Heilongjiang International University. The Board appointed Mr. Dong as the COO because he has rich experience in the electric vehicle industry and the Company plans to expand the new energy vehicle market.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Wangfeng Yan

We entered into an employment agreement with our Chief Executive Officer, Mr. Wangfeng Yan, effective December 6, 2019. Under the terms of Mr. Yan’s employment, Mr. Yan is entitled to the following:

•	Base compensation of RMB 200,000 payable in 12 equal monthly installments of RMB 15,000 each and RMB 20,000 year-end bonus.

•	Reimbursement of reasonable expenses incurred by Mr. Yan.

Mr. Yan’s employment agreement is scheduled to expire on December 5, 2022.

Weilin Zhang

We entered into an employment agreement with our Chief Financial Officer, Mr. Weilin Zhang, effective July 1, 2019. Under the terms of the employment agreement, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 payable in 12 equal monthly installments of RMB 25,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement is scheduled to expire on June 30, 2022.

Mingqin Dong

We entered into an employment agreement with our Chief Operating Officer, Mr. Mingqin Dong, effective December 6, 2019. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of RMB 180,000 payable in 12 equal monthly installments of RMB 15,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement is scheduled to expire on December 5, 2022.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2020

The following table shows the annual compensation paid by us for the year ended December 31, 2020 to each of the named executive officers. No officer had a salary during either of the previous two years of more than $100,000.

	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Wangfeng Yan
Chief Executive Officer	28,082	—	820	28,960
Weilin Zhang
Chief Financial Officer	42,124	—	1,316	43,440
Mingqin Dong
Chief Operating Officer	25,274	—	790	26,064

(1)	No officer received a bonus in 2020.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

Incentive Securities Pool

We established a pool for shares and share options for our employees. This pool initially contained shares and options to purchase 2,160,000 of our Common Shares under the 2014 Share Incentive Plan, equal to 10% of the number of Common Shares outstanding at the conclusion of our initial public offering. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant.

In June 2021, we issued an aggregate of 1,600,000 Common Shares to our employees under the 2014 Share Incentive Plan. As a result, our incentive securities pool currently contains shares and options to purchase 560,000 of our Common Shares. If the proposal 5 regarding the 2021 Plan is approved by the Annual Meeting, this pool will contain shares and options to purchase 40,560,000 of our Common Shares.

BENEFICIAL OWNERSHIP OF COMMON SHARES

The following table sets forth information with respect to beneficial ownership of our Common Shares as of June 7, 2021 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 42,874,097 Common Shares outstanding as of June 7, 2021. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 7, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is c/o Tantech Holdings Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, People’s Republic of China 323000. As of June 7, 2021, we had 9 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO (3)	18,935	*
Weilin Zhang, CFO	—	0.0%
Mingqin Dong, COO	—	0.0%
Zhengyu Wang (4), Chairman	11,280,000	26.3%
Yefang Zhang (4), director	11,280,000	26.3%
Wencai Pan, independent director	—	0.0%
Shudong Wang, independent director	—	0.0%
Hongdao Qian, independent director	—	0.0%
All directors and executive officers as a group (eight (8) persons)	11,298,935	26.4%
5% or Greater Shareholders:
Tanbsok Group Ltd (4)	11,280,000	26.3%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares.

(2)	The number of our Common Shares outstanding used in calculating the percentage for each listed person includes the Common Shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

(3)	Mr. Wangfeng Yan holds 18,395 shares of the Company through a company he wholly owns.

(4)	Tanbsok Group Ltd holds 11,280,000 Common Shares of the Company. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is the director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF PRAGER METIS CPAS, LLC
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021. The Audit Committee of the Board of Directors has appointed Prager Metis CPAs, LLC to serve as the Company’s fiscal 2021 independent registered public accounting firm.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. Prager Metis CPAs, LLC served as the Company’s independent registered public accountant for the years ended December 31, 2020, 2019 and 2018.

What services does Prager Metis CPAs, LLC provide?

Audit services to be provided by Prager Metis CPAs, LLC for fiscal 2021 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of Prager Metis CPAs, LLC be present at the meeting?

We do not expect that any representative of Prager Metis CPAs, LLC will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Prager Metis CPAs, LLC is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
PRAGER METIS CPAS, LLC AS THE COMPANY’S FISCAL 2021 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2020?

The members of the Audit Committee as of December 31, 2020 were Wencai Pan, Hongdao Qian and Shudong Wang. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Wencai Pan, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at http://ir.tantech.cn/Committee-Charters.

How does the Audit Committee conduct its meetings?

During fiscal 2020, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s periodic and annual reports, including Operating and Financial Review and Prospects. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s periodic and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2020?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Prager Metis CPAs, LLC, the Company’s independent registered public accounting firm for the fiscal 2020, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Prager Metis CPAs, LLC the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Prager Metis CPAs, LLC about their independence. The Audit Committee has concluded that Prager Metis CPAs, LLC are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2020?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2020.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2020?

The Audit Committee has reviewed and discussed the fees paid to Prager Metis CPAs, LLC during 2020 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of Prager Metis CPAs, LLC.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Wencai Pan, Chairman

Hongdao Qian

Shudong Wang

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2020, 2019 and 2018, Prager Metis CPAs, LLC’ fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $250,000, $225,000 and $215,000, respectively.

Audit-Related Fees

The Company has paid Prager Metis CPAs, LLC $37,000, $0 and $0 for audit-related services in fiscal 2020, 2019 and 2018.

Tax Fees

The Company has not paid Prager Metis CPAs, LLC for tax services in fiscal 2020, 2019 and 2018.

All Other Fees

The Company has not paid Prager Metis CPAs, LLC other fees in fiscal 2020, 2019 and 2018.

Audit Committee Pre-Approval Policies

Before Prager Metis was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Prager Metis have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2020 that were attributed to work performed by persons other than Prager Metis’s full-time permanent employees was less than 50%.

PROPOSAL THREE

AMENDMENT TO THE AUTHORIZED SHARES

(ITEM 3 ON THE PROXY CARD)

What am I voting on?

A proposal to approve that authorized shares of the Company to be increased from 50,000,000 Common Shares each with a par value of US $0.001, to 600,000,000 Common Shares each with a par value of US $0.001.

Potential Adverse Effects of Amendment

The availability of additional Common Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

WE RECOMMEND THAT YOU VOTE FOR THE AMENDMENT TO THE AUTHORIZED SHARES.

PROPOSAL FOUR

APPROVAL OF THE SECOND M&AA

(ITEM 4 ON THE PROXY CARD)

What am I voting on?

In connection with the proposed Amendment to the Authorized Shares stated in the proposal 3, on June 6, 2021, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the Second M&AA.

What is the Text of the Changes to the Second M&AA?

The text of the proposed Second M&AA is set forth in Annex A to this proxy statement and is incorporated by reference into this proxy statement.

References to the Second M&AA in the summary below are to the sections reflected in Annex A and not necessarily the Second M&AA in effect as of the date hereof. The description of the proposed changes to the Second M&AA contained in this proxy statement does not purport to be complete and is qualified in its entirely by reference to the full text of the form of the Second M&AA attached to this proxy statement as Annex A.

In the form of the Second Amended and Restated Memorandum of Association:

•	Clause 4 be amended to reflect the Company’s current registered agent is Vistra Corporate Services Centre;

•	Clause 6.2 be amended to reflect the Company’s authorized shares are increased from 50,000,000 Common Shares each with a par value of US $0.001, to 600,000,000 Common Shares each with a par value of US $0.001; and

•	Clause 9 be amended to reflect the amendment to the First Amended and Restated Memorandum of Association by written resolutions of the shareholders of the Company dated July 8, 2016.

In the form of the Second Amended and Restated Articles of Association:

•	New Article 7.2 be added to reflect that the shareholders may participate in a general meeting, including but not exclusively at which special resolutions are proposed, by means of conference telephone or other electronic means by which all persons participating in the meeting are able to hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

If the proposal is approved by our shareholders, the Company’s registered agent will file the Second M&AA with British Virgin Islands Registry of Companies.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE SECOND M&AA.

PROPOSAL FIVE

APPROVAL OF THE APPROVAL OF THE 2021 SHARE INCENTIVE PLAN

(ITEM 5 ON THE PROXY CARD)

What am I voting on?

On June 6, 2021, the Board of Directors adopted the Tantech Holdings Ltd 2021 Share Incentive Plan (the “2021 Plan”), subject to approval by the shareholders of the Company. The Board of Directors believes that the 2021 Plan will advance the long-term success of the Company by encouraging share ownership among key employees and members of the Board who are not employees.

How is the 2021 Plan administered?

The 2021 Plan is administered by the Compensation Committee of the Board of Directors. The 2021 Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the Company’s needs. Subject to the terms of the 2021 Plan, the Compensation Committee has the discretion to determine the terms of each award. The Compensation Committee may delegate to one or more officers of the Company the authority to grant awards to participants who are not directors, executive officers or 5% shareholders of the Company.

What kind of awards may be granted?

Awards under the 2021 Plan may be in the form of incentive share options, nonstatutory share options and restricted shares.

Who is eligible to receive awards?

Employees of the Company, officers, employee and non-employee directors, consultants, independent contractors and advisors may all be selected by the Compensation Committee to receive awards under the 2021 Plan. The benefits or amounts that may be received by or allocated to participants under the 2021 Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

How many shares are available for issuance under the 2021 Plan?

The maximum number of shares as to which awards may be granted under the 2021 Plan is 40,000,000 shares.

Upon what terms may options be awarded?

Options may be either incentive share options or nonqualified share options, provided that only employees may be granted incentive share options. All options must be evidenced by an award agreement approved by the Compensation Committee. The Compensation Committee shall determine the number of shares subject to the option, the per share exercise price under the option, the period during which the option may be exercised, and all other terms and conditions of the option, subject to certain restrictions enumerated in the 2021 Plan, attached as Annex B hereto.

Upon what terms may shares be awarded?

An award of shares involves the immediate transfer from the Company to a participant of ownership of a specific number of Common Shares in return for the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares, subject to the discretion of the Compensation Committee. The transfer may be made without additional consideration from the participant. The Compensation Committee shall determine the number of shares to be awarded. If the share award is being earned upon the satisfaction of performance goals pursuant to an award agreement, then the Compensation Committee shall: (a) determine the nature, length and starting date of any performance period for each share award; (b) select from among any performance factors to be used to measure the performance, if any; and (c) determine the number of shares that may be awarded. The Compensation Committee may also specify performance objectives that must be achieved for any restrictions on the shares to lapse.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE 2021 PLAN.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2020 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Tantech Holdings Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China, by calling +86-578-2262305 or via the Internet at http://ir.tantech.cn/proxy-filings.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Annex A

BVI COMPANY NUMBER:                         1614027

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

~~FIRST~~ SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

TANTECH HOLDINGS LTD

A COMPANY LIMITED BY SHARES

Incorporated on the 19th day of November, 2010

Amended and restated on the       day of            2021

INCORPORATED IN THE BRITISH VIRGIN ISLANDS

TERRITORY OF THE BRITISH VIRGIN ISLANDS THE BVI BUSINESS

COMPANIES ACT, 2004

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION OF

TANTECH HOLDINGS LTD

A COMPANY LIMITED BY SHARES

 Amended and restated on the       day of            2021

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Memorandum of Association and the Articles of Association of the Company, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act;

“Articles” means the Articles of Association of the Company;

“Chairman of the Board” has the meaning specified in Regulation 12;

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Memorandum” means this Memorandum of Association of the Company; “Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons; “Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act; “Resolution of Directors” means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more directors.

“Resolution of Shareholders” means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of in excess of 50 percent of the votes of Shares entitled to vote thereon;

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

“Share” means a share issued or to be issued by the Company;

“Shareholder” means a Person whose name is entered in the register of members as the holder of one or more Shares or fractional Shares;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2.	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder; and

(e)	the singular includes the plural and vice versa.

1.3.	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4.	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.	NAME

The name of the Company is Tantech Holdings Ltd. The Company was incorporated on the 19th day of November, 2010 pursuant to the International Business Companies Act (Cap. 291) and immediately prior to its automatic re-registration under the BVI Business Companies Act, it was governed by the International Business Companies Act. The name of the Company may be changed and this Clause thereby amended by a Resolution of Directors.

3.	STATUS

The Company is a company limited by Shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1.	The ~~first~~ registered office of the Company is at Vistra Corporate Services Centre, Wickhms Cay II, Road Town, Tortola, VG1110 ~~P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola~~, British Virgin Islands, the office of the first registered agent.

4.2.	The ~~first~~ registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhms Cay II, Road Town, Tortola, VG1110 ~~Offshore Incorporations Limited of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola~~, British Virgin Islands.

4.3.	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4.	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

5.	CAPACITY AND POWERS

5.1.	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

5.2.	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1.	Shares in the company shall be issued in the currency of the United States of America.

6.2.	The Company is authorised to issue a maximum of ~~50~~600,000,000 Shares of a single class each with a par value of US$0.001.

6.3.	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4.	Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.	RIGHTS OF SHARES

7.1.	Each Share confers upon the Shareholder:

(a)	the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2.	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

8.	VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further classes of Shares upon such terms and in such manner as the Directors may determine in their sole discretion and at any time and from time to time~~Shares ranking pari passu therewith~~.

10.	REGISTERED SHARES

10.1.	The Company shall issue Registered Shares only.

10.2.	The Company is not authorised to issue Bearer Shares, convert Registered Shares to Bearer Shares or exchange Registered Shares for Bearer Shares.

11.	TRANSFER OF SHARES

11.1.	The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2.	The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12.	AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1.	Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 8, 9 or this Clause 12.

12.2.	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

TERRITORY OF THE BRITISH VIRGIN ISLANDS THE BVI BUSINESS

COMPANIES ACT, 2004

AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF

TANTECH HOLDINGS LTD

A COMPANY LIMITED BY SHARES

Amended and restated on the       day of            2021

1.	REGISTERED SHARES

1.1.	Every Shareholder is entitled, on request to a certificate signed by a director or officer of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised person and the Seal may be facsimiles.

1.2.	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3.	If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

2.	SHARES

2.1.	Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3.	A Share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4.	The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5.	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares;

(b)	the determination of the directors of the reasonable present cash value of the non-money consideration for the issue; and

(c)	that, in the opinion of the directors, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.6.	The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)	the solvency test in Regulations 3 and 18; and

(b)	sections 197 and 209 of the Act.

2.7.	The Company shall keep a register (the “register of members”) containing:

(a)	the names and addresses of the Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Person ceased to be a Shareholder.

2.8.	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.9.	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1.	The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3.	Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.4.	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.5.	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.6.	Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.7.	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 percent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4.	MORTGAGES AND CHARGES OF SHARES

4.1.	Shareholders may mortgage or charge their Shares.

4.2.	There shall be entered in the register of members at the written request of the Shareholder:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3.	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

5.	FORFEITURE

5.1.	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

5.2.	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.	The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1.	Subject to the Memorandum, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

6.2.	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3.	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4.	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.	Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2	Shareholders may participate in a general meeting, including but not exclusively at which special resolutions are proposed, by means of conference telephone or other electronic means by which all persons participating in the meeting are able to hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

7.~~2.~~3	Upon the written request of Shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.~~3.~~4	The director convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members and are entitled to vote at the meeting; and

(b)	the other directors.

7.~~4~~5.	The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.~~5~~6.	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.~~6~~7.	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.~~7~~8.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.~~8~~9.	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.~~9~~10.	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

Tantech Holdings Ltd (the “Company”)

I/We,                 being a Shareholder of the Company HEREBY APPOINT                of                 or failing him                 of                 to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the     day of                , 20     and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this       day of              , 20

Shareholder

7.~~10~~11.	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

7.~~11~~12.	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.~~12~~13.	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.~~13~~14.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third (1/3) of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum.

7.~~14~~15.	At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman.

7.~~15~~16.	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.~~16~~17.	At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.~~17~~18.	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.~~18~~19.	Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.~~19~~20.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

7.~~20~~21.	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.~~21~~22.	An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.	DIRECTORS

8.1.	The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors.

8.2.	No person shall be appointed as a director, alternate director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director, alternate director or to be nominated as a reserve director respectively.

8.3.	Subject to Sub-Regulation 8.1, the minimum number of directors shall be one and there shall be no maximum number.

8.4	The Board shall be divided into three classes of Directors, as nearly equal in numbers as the then total number of Directors permits with the term of office of one class expiring each year.

8.5	At the annual meeting of Shareholders in 2015:

(a)	Directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting of Shareholders;

(b)	Directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting of Shareholders; and

(c)	Directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting of Shareholders.

8.6	At every succeeding annual meeting of Shareholders, the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of Shareholders.

8.7	A Director who retires at the annual meeting of Shareholders shall be eligible for re-election. If he is not re-elected he shall retain office until the meeting elects someone in his place, or if it does not do so, until the end of the meeting.

8.8.	Each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.9.	A director may be removed from office,

(a)	with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the Shareholders of the Company entitled to vote; or

(b)	with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.10.	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.11.	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.12.	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.13.	Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

8.14.	The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)	before the death of the sole Shareholder/director who nominated him,

(i)	he resigns as reserve director, or

(ii)	the sole Shareholder/director revokes the nomination in writing; or

(b)	the sole Shareholder/director who nominated him ceases to be able to be the sole Shareholder/director of the Company for any reason other than his death.

8.15.	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company or who have been nominated as reserve directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director, or nominated as a reserve director, of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company;

(d)	the date on which the nomination of any person nominated as a reserve director ceased to have effect; and

(e)	such other information as may be prescribed by the Act.

8.16.	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.17.	The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.18.	A director is not required to hold a Share as a qualification to office.

8.19.	A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under section 111 of the Act to be his alternate to:

(a)	exercise the appointing director's powers; and

(b)	carry out the appointing director's responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

8.20.	No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

8.21.	The appointing director may, at any time, terminate or vary the alternate's appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

8.22.	An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

8.23.	An alternate director has the same rights as the appointing director in relation to any directors' meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director's powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

8.24.	The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

9.	POWERS OF DIRECTORS

9.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2.	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3.	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4.	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5.	The continuing directors may act notwithstanding any vacancy in their body.

9.6.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.7.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8.	For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.	PROCEEDINGS OF DIRECTORS

10.1.	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2.	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3.	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4.	A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5.	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.6.	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.7.	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.8.	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors or by a majority of the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1.	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2.	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.	Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5.	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1.	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2.	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3.	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4.	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5.	The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.6.	An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or the Articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or to approve a liquidation plan;

(j)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.7.	The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.8.	The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.	CONFLICT OF INTERESTS

13.1.	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1.	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2.	The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3.	For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of

(a)	the Company’s holding company; or

(b)	a Shareholder or Shareholders;

in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.5.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.6.	Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7.	Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8.	The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

14.9.	If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10.	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

14.11	Insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

15.	RECORDS

15.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2.	Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3.	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.4.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal.

15.5.	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.6.	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

16.	REGISTER OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

17.	SEAL

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS

18.1.	The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.	Distributions may be paid in money, Shares, or other property.

18.3.	Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.	No Distributions shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1.	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4.	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5.	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6.	The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.7.	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

19.8.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	NOTICES

20.1.	Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

20.2.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21.	VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint a voluntary liquidator.

22.	CONTINUATION

The Company may by Resolution of Shareholders or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

Annex B

TANTECH HOLDINGS LTD

2021 SHARE INCENTIVE PLAN

1. Purpose and Effective Date.

(a) The purpose of the Tantech Holdings Ltd 2021 Share Incentive Plan (the “Plan”) is to further the long term stability and financial success of Tantech Holdings Ltd (the “Company”) by attracting and retaining personnel, including employees, non-employee directors, and consultants, through the use of share incentives. It is believed that ownership of Company share will stimulate the efforts of those employees upon whose judgment, interest and efforts the Company is and will be largely dependent for the successful conduct of its business.

(b) The Plan was recommended for approval by the Board of Directors on June 6, 2021. The Plan was approved by the shareholders of the Company on July 15, 2021 (the “Effective Date”).

2. Definitions.

(a) Act. The Securities Exchange Act of 1934, as amended.

(b) Affiliate. The meaning assigned to the term “affiliate” under Rule 12b-2 of the Act.

(c) Applicable Withholding Taxes. The aggregate amount of federal, state and local income and payroll taxes that the Company is required to withhold (based on the minimum applicable statutory withholding rates) in connection with any exercise of an Option or the award, lapse of restrictions or payment with respect to Restricted Shares.

(d) Award. The award of an Option or Restricted Shares under the Plan.

(e) Beneficiary. The person or persons entitled to receive a benefit pursuant to an Award upon the death of a Participant.

(f) Board. The Board of Directors of the Company.

(g) Cause. Dishonesty, fraud, misconduct, gross incompetence, gross negligence, breach of a material fiduciary duty, material breach of an agreement with the Company, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the Committee, which determination shall be binding. Notwithstanding the foregoing, if “Cause” is defined in an employment agreement between a Participant and the Company, “Cause” shall have the meaning assigned to it in such agreement.

(h) Change of Control.

(i) The acquisition by any unrelated person of beneficial ownership (as that term is used for purposes of the Act) of 50% or more of the then outstanding common shares of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. The term “unrelated person” means any person other than (x) the Company and its subsidiaries, (y) an employee benefit plan or related trust sponsored by the Company or its subsidiaries, and (z) a person who acquires shares of the Company pursuant to an agreement with the Company that is approved by the Board in advance of the acquisition. For purposes of this subsection, a “person” means an individual, entity or group, as that term is used for purposes of the Act;

(ii) Any tender or exchange offer, merger or other business combination, sale of assets or any combination of the foregoing transactions, and the Company is not the surviving corporation; and

(iii) A liquidation of the Company.

(i) Code. The Internal Revenue Code of 1986, as amended.

(j) Committee. The Compensation Committee of the Board.

(k) Company. Tantech Holdings Ltd.

(l) Company Shares. The common shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Shares within the meaning of the Plan.

(m) Consultant. A person rendering services to the Company who is not an “employee” for purposes of employment tax withholding under the Code.

(n) Corporate Change. A consolidation, merger, dissolution or liquidation of the Company, or a sale or distribution of assets or shares (other than in the ordinary course of business) of the Company; provided that, unless the Committee determines otherwise, a Corporate Change shall only be considered to have occurred with respect to Participants whose business unit is affected by the Corporate Change.

(o) Date of Grant. The date as of which an Award is made by the Committee.

(p) Disability or Disabled. As to an Incentive Share Option, a Disability within the meaning of Code Section 22(e)(3). As to all other Incentive Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

(q) Fair Market Value.

(i) If Company Shares are traded on a national securities exchange, the average of the highest and lowest registered sales prices of Company Shares on such exchange;

(ii) If Company Shares are traded in the over-the-counter market, the average between the closing bid and asked prices as reported by the NASDAQ Stock Market; or

(iii) If Company Shares are not publicly traded, the Fair Market Value shall be determined by the Committee using any reasonable method in good faith.

Fair Market Value shall be determined as of the applicable date specified in the Plan or, if there are no trades on such date, the value shall be determined as of the last preceding day on which Company Share are traded.

(r) Incentive Stock Option. An Option intended to meet the requirements of, and qualify for favorable Federal income tax treatment under, Code Section 422.

(s) Nonstatutory Share Option. An Option that does not meet the requirements of Code Section 422, or that is otherwise not intended to be an Incentive Share Option and is so designated.

(t) Option. A right to purchase Company Shares granted under the Plan, at a price determined in accordance with the Plan.

(u) Participant. Any individual who receives an Award under the Plan.

(v) Restricted Shares. Company Shares awarded upon the terms and subject to the restrictions set forth in Section 7 below.

(w) Rule 16b-3. Rule 16b-3 of the Act, including any corresponding subsequent rule or any amendments to Rule 16b-3 enacted after the effective date of the Plan.

(x) 10% Shareholder. A person who owns, directly or indirectly, shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or an Affiliate. Indirect ownership of shares shall be determined in accordance with Code Section 424(d).

3. General. Awards of Options and Restricted Shares may be granted under the Plan. Options granted under the Plan may be Incentive Share Options or Nonstatutory Share Options.

4. Shares. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan a total of 40,000,000 Company Shares. Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Shares awarded under the Plan may again be subjected to an Award under this Plan. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall, if permissible under Rule 16b-3, include the number of shares surrendered by a Participant or retained by the Company (a) in connection with the exercise of an Option or (b) in payment of Applicable Withholding Taxes.

5. Eligibility.

(a) Any employee of, non-employee director of, or Consultant to the Company or its affiliates, who, in the judgment of the Committee, has contributed or can be expected to contribute to the profits or growth of the Company is eligible to become a Participant. The Committee shall have the power and complete discretion, as provided in Section 14, to select eligible Participants and to determine for each Participant the terms, conditions and nature of the Award and the number of shares to be allocated as part of the Award; provided, however, that any award made to a member of the Committee must be approved by the Board. The Committee is expressly authorized to make an Award to a Participant conditioned on the surrender for cancellation of an existing Award.

(b) The grant of an Award shall not obligate the Company to pay an employee any particular amount of remuneration, to continue the employment of the employee after the grant or to make further grants to the employee at any time thereafter.

(c) Non-employee directors and Consultants shall not be eligible to receive the Award of an Incentive Share Option.

6. Share Options.

(a) Whenever the Committee deems it appropriate to grant Options, notice shall be given to the Participant stating the number of shares for which Options are granted, the Option price per share, whether the options are Incentive Share Options or Nonstatutory Share Options, and the conditions to which the grant and exercise of the Options are subject. This notice, when duly accepted in writing by the Participant, shall become a share option agreement between the Company and the Participant.

(b) The Committee shall establish the exercise price of Options. The exercise price of an Incentive Share Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant, provided that if the Participant is a 10% Shareholder, the exercise price of an Incentive Share Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant. The exercise price of a Nonstatutory Share Option Award shall not be less than 100% of the Fair Market Value of the Company Shares covered by the Option on the Date of Grant.

(c) Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant’s share option agreement. The Committee may impose such vesting conditions and other requirements as the Committee deems appropriate, and the Committee may include such provisions regarding a Change of Control or Corporate Change as the Committee deems appropriate.

(d) The Committee shall establish the term of each Option in the Participant’s share option agreement. The term of an Incentive Share Option shall not be longer than ten years from the Date of Grant, except that an Incentive Share Option granted to a 10% Shareholder may not have a term in excess of five years. No option may be exercised after the expiration of its term or, except as set forth in the Participant’s share option agreement, after the termination of the Participant’s employment. The Committee shall set forth in the Participant’s share option agreement when, and under what circumstances, an Option may be exercised after termination of the Participant’s employment or period of service; provided that no Incentive Share Option may be exercised after (i) three months from the Participant’s termination of employment with the Company for reasons other than Disability or death, or (ii) one year from the Participant’s termination of employment on account of Disability or death. The Committee may, in its sole discretion, amend a previously granted Incentive Share Option to provide for more liberal exercise provisions, provided however that if the Incentive Share Option as amended no longer meets the requirements of Code Section 422, and, as a result the Option no longer qualifies for favorable federal income tax treatment under Code Section 422, the amendment shall not become effective without the written consent of the Participant.

(e) An Incentive Share Option, by its terms, shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of Company Share with respect to which Incentive Share Options are exercisable by the Participant for the first time during the calendar year does not exceed $100,000 (the “Limitation Amount”). Incentive Share Options granted under the Plan and all other plans of the Company and any parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Board may impose such conditions as it deems appropriate on an Incentive Share Option to ensure that the foregoing requirement is met. If Incentive Share Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Share Options to the extent permitted by law.

(f) If a Participant dies and if the Participant’s share option agreement provides that part or all of the Option may be exercised after the Participant’s death, then such portion may be exercised by the personal representative of the Participant’s estate during the time period specified in the share option agreement.

(g) If a Participant’s employment or services is terminated by the Company for Cause, the Participant’s Options shall terminate as of the date of the misconduct.

7. Restricted Share Awards.

(a) Whenever the Committee deems it appropriate to grant a Restricted Share Award, notice shall be given to the Participant stating the number of Restricted Shares for which the Award is granted and the terms and conditions to which the Award is subject. This notice, when accepted in writing by the Participant, shall become an Award agreement between the Company and the Participant. Certificates representing the shares shall be issued in the name of the Participant, subject to the restrictions imposed by the Plan and the Committee. A Restricted Share Award may be made by the Committee in its discretion without cash consideration.

(b) The Committee may place such restrictions on the transferability and vesting of Restricted Shares as the Committee deems appropriate, including restrictions relating to continued employment and financial performance goals. Without limiting the foregoing, the Committee may provide performance or Change of Control or Corporate Change acceleration parameters under which all, or a portion, of the Restricted Shares will vest on the Company’s achievement of established performance objectives. Restricted Shares may not be sold, assigned, transferred, disposed of, pledged, hypothecated or otherwise encumbered until the restrictions on such shares shall have lapsed or shall have been removed pursuant to subsection (c) below.

(c) The Committee may provide in a Restricted Shares Award, or subsequently, that the restrictions will lapse if a Change of Control or Corporate Change occurs. The Committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or may remove restrictions on Restricted Shares as it deems appropriate.

(d) A Participant shall hold Restricted Shares subject to the restrictions set forth in the Award agreement and in the Plan. In other respects, the Participant shall have all the rights of a shareholder with respect to the Restricted Shares, including, but not limited to, the right to vote such shares and the right to receive all cash dividends and other distributions paid thereon. Certificates representing Restricted Shares shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s Award agreement. If share dividends are declared on Restricted Shares, such share dividends or other distributions shall be subject to the same restrictions as the underlying Restricted Shares.

8. Method of Exercise of Options.

(a) Options may be exercised by giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option. Such notice shall be effective only if accompanied by the exercise price in full in cash; provided that, if the terms of an Option so permit, the Participant may (i) deliver Company Shares that the Participant has owned for at least six months (valued at Fair Market Value on the date of exercise), or (ii) exercise any applicable net exercise provision contained therein. Unless otherwise specifically provided in the Option, any payment of the exercise price paid by delivery of Company Shares acquired directly or indirectly from the Company shall be paid only with Company Shares that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(b) Notwithstanding anything herein to the contrary, Awards shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

9. Applicable Withholding Taxes. Each Participant shall agree, as a condition of receiving an Award, to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, all Applicable Withholding Taxes with respect to the Award. Until the Applicable Withholding Taxes have been paid or arrangements satisfactory to the Company have been made, no share certificates (or, in the case of Restricted Shares, no share(s) certificates free of a restrictive legend) shall be issued to the Participant. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Tax obligations, the Committee may establish procedures permitting the Participant to elect to (a) deliver already owned Company Shares (subject to such restrictions as the Committee may establish, including a requirement that any Company Shares so delivered shall have been held by the Participant for not less than six months) or (b) have the Company retain that number of Company Shares that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee and in accordance with Rule 16b-3.

10. Nontransferability of Awards.

(a) In general, Awards, by their terms, shall not be transferable by the Participant except by will or by the laws of descent and distribution or except as described below. Options shall be exercisable, during the Participant’s lifetime, only by the Participant or by his guardian or legal representative.

(b) Notwithstanding the provisions of (a) and subject to federal and state securities laws, the Committee may grant Nonstatutory Share Options that permit a Participant to transfer the Options to one or more immediate family members, to a trust for the benefit of immediate family members, or to a partnership, limited liability company, or other entity the only partners, members, or interest-holders of which are among the Participant’s immediate family members. Consideration may not be paid for the transfer of Options. The transferee of an Option shall be subject to all conditions applicable to the Option prior to its transfer. The agreement granting the Option shall set forth the transfer conditions and restrictions. The Committee may impose on any transferable Option and on shares issued upon the exercise of an Option such limitations and conditions as the Committee deems appropriate.

11. Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on the tenth anniversary of the Effective Date. No Awards shall be made under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by Rule 16b-3, no change shall be made that increases the total number of Company Shares reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Share Options to meet the requirements of the Code and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Award previously granted to him.

12. Change in Capital Structure.

(a) In the event of a share dividend, share split or combination of shares, spin-off, reclassification, recapitalization, merger or other change in the Company’s share capital (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of common shares or preferred shares of the Company), the number and kind of shares or securities of the Company to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of options, and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(b) In the event the Company distributes to its shareholders a dividend, or sells or causes to be sold to a person other than the Company or a Subsidiary shares in any corporation (a “Spinoff Company”) which, immediately before the distribution or sale, was a majority owned Subsidiary of the Company, the Committee shall have the power, in its sole discretion, to make such adjustments as the Committee deems appropriate. The Committee may make adjustments in the number and kind of shares or other securities to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of Options, and other relevant provisions, and, without limiting the foregoing, may substitute securities of a Spinoff Company for securities of the Company. The Committee shall make such adjustments as it determines to be appropriate, considering the economic effect of the distribution or sale on the interests of the Company’s shareholders and the Participants in the businesses operated by the Spinoff Company, and subject to the proviso that any such adjustments or new options shall not be made or granted, respectively, that would result in subjecting the Plan to variable plan accounting treatment. The Committee’s determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(c) To the extent required to avoid a charge to earnings for financial accounting purposes, adjustments made by the Committee pursuant to this Section 12 to outstanding Awards shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the adjustment and (ii) the ratio of the exercise price per share to the market value per share is not reduced.

(d) Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee’s determination shall be conclusive and binding on all persons for all purposes. The Committee shall make its determinations consistent with Rule 16b-3 and the applicable provisions of the Code.

13. Change of Control. In the event of a Change of Control or Corporate Change, the Committee may take such actions with respect to Awards as the Committee deems appropriate. These actions may include, but shall not be limited to, the following:

(a) At the time the Award is made, provide for the acceleration of the vesting schedule relating to the exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date initially fixed by the Committee;

(b) Provide for the purchase or settlement of any such Award by the Company for any amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of a Participant’s rights had such Award been currently exercisable or payable;

(c) Make adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change of Control or Corporate Change; provided, however, that to the extent required to avoid a charge to earnings for financial accounting purposes, such adjustments shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the Award and (ii) the ratio of the exercise price per share to the market value per share is not reduced; or

(d) Cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving legal entity in such Change of Control or Corporate Change.

14. Administration of the Plan.

(a) The Plan shall be administered by the Committee, who shall be appointed by the Board. The Board may designate the Compensation Committee of the Board, or a subcommittee of the Compensation Committee, to be the Committee for purposes of the Plan. If and to the extent required by Rule 16b-3, all members of the Committee shall be “Non-Employee Directors” as that term is defined in Rule 16b-3, and the Committee shall be comprised solely of two or more “outside directors” as that term is defined for purposes of Code section 162(m). If any member of the Committee fails to qualify as an “outside director” or (to the extent required by Rule 16b-3) a “Non-Employee Director,” such person shall immediately cease to be a member of the Committee and shall not take part in future Committee deliberations. The Board of Directors may from time to time may appoint members of the Committee and fill vacancies, however caused, in the Committee.

(b) The Committee shall have the authority to impose such limitations or conditions upon an Award as the Committee deems appropriate to achieve the objectives of the Award and the Plan. Without limiting the foregoing and in addition to the powers set forth elsewhere in the Plan, the Committee shall have the power and complete discretion to determine (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of Company Shares to be covered by each Award, (iii) whether Options shall be Incentive Share Options or Nonstatutory Share Options, (iv) the Fair Market Value of Company Shares, (v) the time or times when an Award shall be granted, (vi) whether an Award shall become vested over a period of time, according to a performance-based vesting schedule or otherwise, and when it shall be fully vested, (vii) the terms and conditions under which restrictions imposed upon an Award shall lapse, (viii) whether a Change of Control or Corporate Change exists, (ix) the terms of incentive programs, performance criteria and other factors relevant to the issuance of Incentive Shares or the lapse of restrictions on Restricted Share or Options, (x) when Options may be exercised, (xi) whether to approve a Participant’s election with respect to Applicable Withholding Taxes, (xii) conditions relating to the length of time before disposition of Company Shares received in connection with an Award is permitted, (xiii) notice provisions relating to the sale of Company Shares acquired under the Plan, and (xiv) any additional requirements relating to Awards that the Committee deems appropriate. Notwithstanding the foregoing, no “tandem share options” (where two share options are issued together and the exercise of one option affects the right to exercise the other option) may be issued in connection with Incentive Share Options.

(c) The Committee shall have the power to amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and, where applicable, consistent with the qualification of an option as an Incentive Share Option. The consent of the Participant must be obtained with respect to any amendment that would adversely affect the Participant’s rights under the Award, except that such consent shall not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Award.

(d) The Committee may adopt rules and regulations for carrying out the Plan. The Committee shall have the express discretionary authority to construe and interpret the Plan and the Award agreements, to resolve any ambiguities, to define any terms, and to make any other determinations required by the Plan or an Award agreement. The interpretation and construction of any provisions of the Plan or an Award agreement by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(e) A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

15. Issuance of Company Shares. The Company shall not be required to issue or deliver any certificate for Company Shares before (i) the admission of such shares to listing on any stock exchange on which Company Shares may then be listed, (ii) receipt of any required registration or other qualification of such shares under any state or federal securities law or regulation that the Company’s counsel shall determine is necessary or advisable, and (iii) the Company shall have been advised by counsel that all applicable legal requirements have been complied with. The Company may place on a certificate representing Company Shares any legend required to reflect restrictions pursuant to the Plan, and any legend deemed necessary by the Company’s counsel to comply with federal or state securities laws. The Company may require a customary written indication of a Participant’s investment intent. Until a Participant has been issued a certificate for the Company Shares acquired, the Participant shall possess no shareholder rights with respect to the shares.

16. Rights Under the Plan. Title to and beneficial ownership of all benefits described in the Plan shall at all times remain with the Company. Participation in the Plan and the right to receive payments under the Plan shall not give a Participant any proprietary interest in the Company or any Affiliate or any of their assets. No trust fund shall be created in connection with the Plan, and there shall be no required funding of amounts that may become payable under the Plan. A Participant shall, for all purposes, be a general creditor of the Company. The interest of a Participant in the Plan cannot be assigned, anticipated, sold, encumbered or pledged and shall not be subject to the claims of his creditors.

17. Beneficiary. A Participant may designate, on a form provided by the Committee, one or more beneficiaries to receive any payments under Awards of Restricted Shares or Incentive Shares after the Participant’s death. If a Participant makes no valid designation, or if the designated beneficiary fails to survive the Participant or otherwise fails to receive the benefits, the Participant’s beneficiary shall be the first of the following persons who survives the Participant: (a) the Participant’s surviving spouse, (b) the Participant’s surviving descendants, per stirpes, or (c) the personal representative of the Participant’s estate.

18. Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows: (a) if to the Company—at its principal business address to the attention of the Secretary; (b) if to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

19. Interpretation. The terms of this Plan and Awards granted pursuant to the Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury relating to the qualification of Incentive Share Options under the Code or compliance with Code section 162(m), to the extent applicable, and they are subject to all present and future rulings of the Securities and Exchange Commission with respect to Rule 16b-3. If any provision of the Plan or an Award conflicts with any such regulation or ruling, to the extent applicable, the Committee shall cause the Plan to be amended, and shall modify the Award, so as to comply, or if for any reason amendments cannot be made, that provision of the Plan and/or the Award shall be void and of no effect.